May 2, 2019

Robert Rositano
Chief Executive Officer
Friendable, Inc.
1821 S Bascom Ave, Suite 353
Campbell, CA 95008

       Re: Friendable, Inc.
           Preliminary Information Statement on Schedule 14C
           Filed April 10, 2019
           File No. 000-52917

Dear Mr. Rositano:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services
cc:    Jonathan D. Leinwand